Confidential Treatment Requested by DT Midstream, Inc.

Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the Securities and Exchange Commission on April 13, 2021.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

File No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

Form 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of

The Securities Exchange Act of 1934

DT Midstream, Inc.

(Exact name of registrant as specified in its charter)

Delaware	38-2663964
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

One Energy Plaza Detroit, Michigan	48226-1279
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:

(313) 402-8532

Copies to:

DTE Energy Company One Energy Plaza Detroit, Michigan 48226-1279 (313) 235-4000 Attn: JoAnn Chavez, Senior Vice President and Chief Legal Officer	Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 (212) 474-1000 Attn: Erik R. Tavzel Andrew C. Elken

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Common Stock, par value $0.01	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Confidential Treatment Requested by DT Midstream, Inc.

Pursuant to 17 C.F.R. Section 200.83

DT Midstream, Inc.

Information Required in Registration Statement

Cross-Reference Sheet Between the Information Statement and Items of Form 10

This Registration Statement on Form 10 incorporates by reference information contained in our Information Statement filed as Exhibit 99.1 to this Form 10. For your convenience, we have provided below a cross-reference sheet identifying where the items required by Form 10 can be found in the Information Statement.

Item No.	Caption	Location in Information Statement
1.	Business	See “Summary,” “Risk Factors,” “Cautionary Statement Concerning Forward-Looking Statements,” “The Spin-Off,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Where You Can Find More Information”

1A.	Risk Factors	See “Summary,” “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements”

2.	Financial Information	See “Summary,” “Risk Factors,” “Capitalization,” “Selected Historical Financial Data,” “Unaudited Pro Forma Consolidated Financial Statements,” “Description of Our Indebtedness” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”

3.	Properties	See “Business—Properties” and “Business—Our Operations and Business Segments”

4.	Security Ownership of Certain Beneficial Owners and Management	See “Security Ownership of Certain Beneficial Owners and Management”

5.	Directors and Executive Officers	See “Management”

6.	Executive Compensation	See “Management” and “Executive Compensation”

7.	Certain Relationships and Related Transactions, and Director Independence	See “Risk Factors,” “Management” and “Certain Relationships and Related Party Transactions”

8.	Legal Proceedings	See “Business—Legal Proceedings”

9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters	See “Summary,” “The Spin-Off,” “Dividend Policy,” “Security Ownership of Certain Beneficial Owners and Management” and “Description of Our Capital Stock”

10.	Recent Sales of Unregistered Securities	See “Description of Our Capital Stock”

11.	Description of Registrant’s Securities to be Registered	See “Description of Our Capital Stock”

12.	Indemnification of Directors and Officers	See “Description of Our Capital Stock” and “Certain Relationships and Related Party Transactions—Agreements with DTE Energy—Separation and Distribution Agreement”

Confidential Treatment Requested by DT Midstream, Inc.

Pursuant to 17 C.F.R. Section 200.83

Item No.	Caption	Location in Information Statement
13.	Consolidated Financial Statements and Supplementary Data	See “Summary,” “Selected Historical Financial Data,” “Unaudited Pro Forma Consolidated Financial Statements” and “Index to Consolidated Financial Statements” and the consolidated financial statements referenced therein

14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	None

15.	Consolidated Financial Statements and Exhibits

(a) Consolidated Financial Statements

See “Unaudited Pro Forma Consolidated Financial Statements” and “Index to Consolidated Financial Statements” and the consolidated financial statements referenced therein

(b) Exhibits

See below

The following documents are filed as exhibits hereto:

Exhibit Number	Exhibit Description

2.1	Form of Separation and Distribution Agreement between DTE Energy Company and DT Midstream, Inc.

3.1	Form of Amended and Restated Certificate of Incorporation of DT Midstream, Inc.*

3.2	Form of Amended and Restated Bylaws of DT Midstream, Inc.*

10.1	Form of Transition Services Agreement between DTE Energy Company and DT Midstream, Inc.

10.2	Form of Tax Matters Agreement between DTE Energy Company and DT Midstream, Inc.

10.3	Form of Employee Matters Agreement between DTE Energy Company and DT Midstream, Inc.

21.1	List of subsidiaries of DT Midstream, Inc.*

99.1	Preliminary Information Statement of DT Midstream, Inc., subject to completion, dated April 13, 2021

99.2	NEXUS Gas Transmission, LLC Consolidated Financial Statements for the years ended December 31, 2019 and 2018†

99.3	NEXUS Gas Transmission, LLC Consolidated Financial Statements for the years ended December 31, 2020 and 2019††

*	To be filed by amendment.
†	Previously filed on February 5, 2021.
††	Previously filed on March 19, 2021.

Confidential Treatment Requested by DT Midstream, Inc.

Pursuant to 17 C.F.R. Section 200.83

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement on Form 10 to be signed on its behalf by the undersigned, thereunto duly authorized.

DT Midstream, Inc.

By:
Name: David Slater
Title: President and Chief Executive Officer

Dated: [                ], 2021